Filed by Watson Wyatt & Company Holdings
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Watson Wyatt & Company Holdings
Commission File No. 333-124629

Contact:	Carl D. Mautz
Chief Financial Officer
Watson Wyatt
(202) 715-7056

WATSON WYATT & COMPANY HOLDINGS REPORTS RESULTS FOR THIRD
QUARTER OF FISCAL YEAR 2005

WASHINGTON DC, May 5, 2005 — Watson Wyatt & Company Holdings (NYSE: WW), a leading international human capital consulting firm, today announced financial results for the third quarter of fiscal year 2005, which ended on March 31, 2005.

Revenues were $187.6 million for the quarter, as compared to $180.7 million in the prior-year third quarter.  Revenues for the quarter increased 4% largely due to new clients in the retirement and health care practices, double-digit growth in the human capital consulting group and higher reimbursable expenses.  Third-quarter income from continuing operations was $14.3 million, or $0.44 per diluted share, as compared to $14.0 million or $0.42 per diluted share in the third quarter of last year.  Income from continuing operations of $14.3 million included a $2.2 million settlement related to a closed German joint venture and a $1.3 million loss in affiliate income related to the company’s captive insurance company, PCIC.  These two expenses were partially offset by a $1.4 million gain on a currency forward contract.

“The marketplace is responding favorably to our messages around health care cost control, new compensation strategies and selective outsourcing, resulting in continued revenue growth,” said John Haley, president and chief executive officer.  “We are also looking forward to finalizing our business combination with Watson Wyatt LLP, which will further strengthen our global position.”

As of March 31, 2005, the company had cash and cash equivalents of $126.5 million.  During the quarter the company contributed $10 million to its U.S. qualified pension plan and made a $2.4 million dividend payment.

Quarterly Segment Highlights

•                  Benefits Group revenues (representing 61% of total third-quarter revenues) were $114.5 million, up 4% from $110.0 million in the prior-year third quarter.   The increase was largely due to strong growth in health care, as well as new client work in the retirement practice.

•                  Technology Solutions Group revenues (representing 9% of total third-quarter revenues) were

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$17.0 million, versus prior-year third-quarter revenues of $20.3 million, which is consistent with expectations.  However, this decrease includes time spent customizing administration systems.  Related revenues will be recognized as these systems go into service.   Fourth-quarter revenue growth is still expected, and the pipeline remains strong.

•                  Human Capital Group revenues (representing 8% of total third-quarter revenues) totaled $14.6 million in the third quarter, up 26% over the prior-year third quarter.  The revenue increase continues to be driven by strong demand for executive compensation work and by project work related to strategic rewards.

Outlook for Fiscal Year 2005

For the fourth quarter of fiscal year 2005, the company expects revenue to grow 4% to 6%, largely due to continued growth in new client revenues for retirement, additional project work for the health care practice and the continuing growth trend in the human capital consulting business.  Technology Solutions Group revenues are also expected to grow in the fourth quarter on year-over-year comparison, reflecting the group’s new business model for the first time in both periods. The company changed its business model in the fourth quarter of fiscal 2004, whereby no revenue is recognized related to the customization of administration systems.  The company expects fully diluted earnings per share to be in the range of $0.43 to $0.45 for the fourth quarter of fiscal year 2005.

For fiscal year 2005, the company is expecting revenue growth overall of 3% to 5% and fully diluted earnings per share from continuing operations in the range of $1.63 to $1.65.

Conference Call

The company will host a live webcast and conference call that can be accessed via the Internet on Thursday, May 5, 2005, to discuss the financial results for the third quarter of fiscal year 2005.  It will begin at 9:00 a.m. Eastern Time.  A replay of the webcast will be available two hours after the live call for a period of one year.  To access the live webcast or replay, visit www.watsonwyatt.com, www.streetevents.com, or www.earnings.com.

Additional Information

On May 4, 2005, Watson Wyatt & Company Holdings filed with the Securities and Exchange

Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  The proxy statement/prospectus and the other documents filed with Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the proxy statement/prospectus and the other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, NW, Washington, DC 20006 Attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Watson Wyatt & Company Holdings with the Commission, as amended from time to time.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.

Forward-Looking Statements

Statements in this press release regarding projections and expectations of future earnings, revenues, operations, business trends and other such items are forward-looking statements.  A number of risks and uncertainties exist which could cause actual results to differ materially from the results reflected in these forward-looking statements.  Such factors include but are not limited to our ability to complete the acquisition of Watson Wyatt LLP, integrate its business into our own business, processes and systems, and achieve the anticipated results; our continued ability to recruit and retain qualified associates; the success of our marketing, client development and sales programs after the acquisition; our ability to maintain client relationships and to attract new clients after the acquisition; declines in demand for our services as a result of increased use of defined contribution plans rather than defined benefit plans; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting, actuarial and other services we offer as a result of changing economic conditions or other factors; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and Internet/intranet development firms; our ability to achieve cost reductions after the acquisition; foreign currency exchange and interest rate fluctuations; exposure to Watson Wyatt LLP liabilities that have not been expressly assumed; general economic and business conditions that adversely affect us or our clients after the acquisition; the level of capital resources required for future acquisitions; regulatory, legislative and technological developments that may affect the demand for or costs of our services and other factors discussed under “Risk Factors” in the company’s Annual Report on Form 10-K dated August 17, 2004, and the registration statement on Form S-4 filed on May 4, 2005, as amended from time to time, both of which are on file with the Securities and Exchange Commission.  These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature.  The company undertakes no obligation to update any of the forward-looking information included in this report, whether as a result of new information, future events, changed expectations or otherwise.

About Watson Wyatt

Watson Wyatt is an international human capital consulting firm that provides services in the areas of employee benefits, human capital strategies and related technology solutions.  The firm is headquartered in Washington, D.C., and has 3,700 associates in 60 offices in the Americas and Asia-Pacific.  Together with Watson Wyatt LLP, a leading Europe-based consulting partnership, the firm operates globally as Watson Wyatt Worldwide.  Watson Wyatt Worldwide has approximately 5,800 associates in 88 offices in 31 countries.

WATSON WYATT & COMPANY HOLDINGS

Consolidated Statements of Operations

(Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenue	$187,560	$180,655	$538,800	$521,991

Costs of providing services:
Salaries and employee benefits	101,730	100,231	294,000	299,678
Professional and subcontracted services	13,795	11,618	37,318	33,317
Occupancy, communications and other	27,110	28,422	79,111	77,861
General and administrative expenses	18,764	15,269	55,133	45,860
Depreciation and amortization	5,161	4,091	14,654	14,138
	166,560	159,631	480,216	470,854

Income from operations	21,000	21,024	58,584	51,137

Income from affiliates	889	2,261	5,819	5,099
Interest income, net	617	20	1,479	404
Other non-operating income	(1,181)	45	(1,209)	6,197

Income from continuing operations before income taxes	21,325	23,350	64,673	62,837
Provision for income taxes	6,985	9,374	25,527	25,562

Income from continuing operations	14,340	13,976	39,146	37,275

Discontinued operations:

Adjustment to reduce estimated loss on disposal of discontinued operations, less applicable tax expense for the three and nine months ended March 31, 2005 and March 31, 2004	739	592	739	592

Sublease income from discontinued operations, less applicable income tax expense for the three and nine months ended March 31, 2005 and March 31, 2004	9	21	17	47

Net income	$15,088	$14,589	$39,902	$37,914

Basic earnings per share:
Income from continuing operations	$0.44	$0.42	$1.20	$1.13
Income from discontinued operations	0.02	0.02	0.02	0.02
Net income	$0.46	$0.44	$1.22	$1.15

Diluted earnings per share:
Income from continuing operations	$0.44	$0.42	$1.19	$1.12
Income from discontinued operations	0.02	0.02	0.02	0.02
Net income	$0.46	$0.44	$1.21	$1.14

Weighted average shares of common stock, basic (000)	32,647	32,968	32,507	33,064
Weighted average shares of common stock, diluted (000)	32,936	33,288	32,814	33,401

WATSON WYATT & COMPANY HOLDINGS

Supplemental Segment Data

(Thousands of U.S. Dollars)

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenue (net of reimbursable expenses)
Benefits Group	$114,488	$110,029	$319,208	$312,325
Technology Solutions Group	17,030	20,258	53,785	62,398
Human Capital Group	14,633	11,639	41,998	33,427
International	22,190	22,088	65,487	60,420
Other	9,082	9,562	31,811	32,197
Total segment revenue	177,423	173,576	512,289	500,767
Reimbursable expenses and other	10,137	7,079	26,511	21,224
Consolidated revenue	$187,560	$180,655	$538,800	$521,991

Net operating income
Benefits Group	$24,829	$26,541	$63,906	$65,304
Technology Solutions Group	874	2,729	8,975	8,184
Human Capital Group	3,622	2,085	10,589	3,973
International	263	1,713	2,074	466
Other	(488)	(319)	3,025	315
Total segment net operating income	29,100	32,749	88,569	78,242
Discretionary compensation	(11,400)	(9,700)	(31,813)	(29,170)
Other income (expense), net	3,625	301	7,917	13,765
Income before income taxes	$21,325	$23,350	$64,673	$62,837

	March 31,
	2005	2004
	(Unaudited)
Associates (fiscal year end full-time equivalents)
Benefits Group	1,600	1,635
Technology Solutions Group	300	330
Human Capital Group	165	150
International	900	965
Other	510	575
Total segment associates	3,475	3,655
Corporate	225	225
Total	3,700	3,880

WATSON WYATT & COMPANY HOLDINGS

Consolidated Balance Sheets

(Thousands of U.S. Dollars, Except Per Share Data)

	March 31, 2005	June 30, 2004
	(Unaudited)
Assets
Cash and cash equivalents	$126,465	$136,940
Marketable securities	—	20,000
Receivables from clients:
Billed, net of allowances of $3,131 and $1,241	100,760	86,726
Unbilled, net of allowances of $1,291 and $456	65,231	63,108
	165,991	149,834

Deferred income taxes	15,391	15,052
Other current assets	39,229	11,388
Total current assets	347,076	333,214

Investment in affiliates	32,367	30,235
Fixed assets, net	80,008	65,438
Deferred income taxes	47,590	55,240
Goodwill and intangible assets	22,042	20,909
Other assets	6,041	7,132

Total Assets	$535,124	$512,168

Liabilities

Accounts payable and accrued liabilities	$97,062	$113,233
Income taxes payable	9,547	12,526
Total current liabilities	106,609	125,759

Accrued retirement benefits	97,723	97,984
Deferred rent and accrued lease losses	10,593	10,199
Deferred income taxes	346	628
Other noncurrent liabilities	31,209	32,414

Total Liabilities	246,480	266,984

Commitments and contingencies

Stockholders’ Equity
Preferred Stock - No par value:
1,000,000 shares authorized; none issued and outstanding	—	—
Class A Common Stock - $.01 par value:
99,000,000 shares authorized; 33,372,880 and 33,372,880 issued and 32,693,650 and 32,317,156 outstanding	334	334
Additional paid-in capital	148,304	149,508
Treasury stock, at cost - 679,230 and 1,055,724 shares	(16,885)	(26,149)
Retained earnings	158,262	125,669
Accumulated other comprehensive loss	(1,371)	(4,178)
Total Stockholders’ Equity	288,644	245,184

Total Liabilities and Stockholders’ Equity	$535,124	$512,168

WATSON WYATT & COMPANY HOLDINGS

Consolidated Statements of Cash Flows

(Thousands of U.S. Dollars)

	Nine months ended March 31
	2005	2004
Cash flows from (used in) operating activities:
Net income	$39,902	$37,914
Adjustments to reconcile net income to net cash from (used in) operating activities:
Other non-operating gain related to PCIC	—	(5,600)
Income from discontinued operations, net of income tax expense	(739)	(592)
Provision for doubtful receivables from clients	5,967	5,610
Depreciation	14,426	13,895
Amortization of intangible assets	228	243
Provision for deferred income taxes	7,029	(2,108)
Income from affiliates	(5,819)	(5,099)
Distributions from affiliates	4,624	4,404
Other, net	755	10
Changes in operating assets and liabilities (net of discontinued operations)
Receivables from clients	(22,124)	(13,789)
Other current assets	(9,996)	(2,315)
Other assets	1,091	1,226
Accounts payable and accrued liabilities	(11,351)	(10,080)
Income taxes payable	(20,824)	(4,477)
Accrued retirement benefits	(261)	5,089
Deferred rent and accrued lease losses	394	2,046
Other noncurrent liabilities	(481)	(1,694)
Net cash from (used in) operating activities	2,821	24,683

Cash flows used in investing activities:
Purchases of marketable securities	(469,400)	(257,600)
Sales and maturities of marketable securities	489,400	286,300
Purchases of fixed assets	(20,129)	(12,334)
Capitalized software costs	(8,840)	—
Contingent payments from divestitures	28	598
Acquisitions and contingent consideration payments	(517)	(114)
Net cash used in investing activities	(9,458)	16,850

Cash flows used in financing activities:
Issuances of common stock - exercise of options	1,711	1,632
Issuances of common stock - employee stock purchase plan	5,549	5,024
Dividends paid	(7,309)	—
Repurchases of common stock	(4,188)	(12,161)
Net cash used in financing activities	(4,237)	(5,505)

Effect of exchange rates on cash	399	2,007

Decrease in cash and cash equivalents	(10,475)	38,035

Cash and cash equivalents at beginning of period	136,940	115,674

Cash and cash equivalents at end of period	$126,465	$153,709

Q3-05 Conference Call Script

Intro:

Good morning. This is Lisa Mayr, Director of Investor Relations at Watson Wyatt & Company Holdings.  Welcome to Watson Wyatt’s conference call to discuss our earnings for the third quarter of fiscal 2005.  I am here in Washington, DC, today with John Haley, Watson Wyatt & Company’s President and Chief Executive Officer, and Carl Mautz, Chief Financial Officer.  After some brief prepared remarks we will open the conference call for your questions.

Please refer to our website for this morning’s press release.  Today’s call is being recorded and will be available for replay for the next 12 months via the company’s website at www.watsonwyatt.com.

This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding expected financial and operating performance.  Any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements.

You are hereby cautioned that these statements may be affected by, among others, the important factors set forth in our filings with the Securities and Exchange Commission and in today’s news release, and that, consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements.  The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise except as provided by federal securities laws.   Please see the investor relations section of our website at www.watsonwyatt.com and the proxy statement on Form-4 filed with the Securities and Exchange Commission, available at www.sec.gov, for additional risk factors and additional cautionary statements.

At this time I’ll turn the conference call over to John Haley.

John Haley

Thank you, Lisa.

Good morning and thank you for joining us today.  As you saw in this morning’s press release, revenues for the quarter were $187.6 million, up 4% over the prior-year third-quarter.  This revenue growth enabled us to deliver net income from continuing operations of $14.3 million or $0.44 per share up from $0.42 in the prior-year third quarter.

Revenue growth was largely due to modest growth in retirement, coupled with strong growth in the human capital and health care practices.  This growth was partially offset by a decline in the Technology Solutions group revenues.  However, we are quite pleased with the level of activity for this group and we expect to see real growth in the fourth quarter.

Since the beginning of this fiscal year, all of our associates have been focused on growing revenues in our target market and this effort is paying off.   Moreover, the marketplace is responding very well to our marketing messages and service offerings addressing benefits cost control, strategic human capital management and selective outsourcing. We are entering the final quarter of our fiscal year with a strong market position, which we believe will be even stronger after we complete our acquisition of Watson Wyatt LLP.

Now I will review the results for each of our operating segments and then I will give you an update on the transaction before I turn things over to Carl.

Benefits

First, let’s review the Benefits Group.  Results for the quarter were $114.5 million, up 4% over prior-year third-quarter revenues.  Revenue for the retirement practice was $91.2 million, up 1%, largely related to new clients.   Our new client wins this quarter include projects for Visant Corporation and Illinois Tool Works.

As you know, we do not expect significant growth to resume for our retirement business until there is more clarity around pension funding and hybrid pension plans.  The Bush administration has refined its proposals with regard to pension reform and we continue to believe that the proposals may be effective at shoring up the financial strength of the Pension Benefit Guarantee Corporation or PBGC, but may result in funding volatility and potentially more sponsors exiting the system.  There has been vigorous discussion around the entire pension funding reform package, including hybrid plans, and we would expect specific federal legislative proposals in the next few months, with a potential vote on this issue by the end of the calendar year.

With regard to our health care consulting practice, we saw strong growth with revenues of $15.5 million, up 19% from the prior-year third quarter.   This quarter we continued to win work from new clients who embraced our innovative consulting ideas and cutting-edge tools.  New client wins this quarter include Cooper Industries, Graybar Electric and Brown Shoe.

We believe the pressure to control health care costs will continue.  According to the most recent results of the survey that we conduct jointly each year with the National Business Group on Health, costs continued to increase at double-digit rates last year.   The survey found the companies that have been most successful at cost containment are those taking a more active role in managing the health of their employees.  We also found that Healthcare Savings Accounts are gaining momentum.   Our consulting tools and services are very much aligned with these trends, which is demonstrated by our robust growth this quarter.

TSP

Now moving on to our Technology Solutions Group.  Revenues for the quarter were $17.0 million, down 16% from the prior year, but consistent with expectations.  As we have discussed in past quarters, a portion of this decline is attributable to the change in our business model which occurred in the fourth quarter of 2004.  Since that change, we do not recognize implementation revenues until our technology products go into service.  However, we continue to expect growth in the fourth quarter.

We think our Technology Solutions Group will be one of our success stories for FY05.  As you will remember, in April 2003 we first launched our new technology platforms for health and welfare enrollment and pension administration – BenefitConnect and PensionPath.  At the time, we explained that we believed there was a clear market need for our solutions, which combine a hosted Internet application with employee self-service.  All of the latest industry research, as well as our own research, confirms that there is a strong market for this type of selective outsourcing.   Many companies simply prefer a mix-and-match approach to outsourcing.

More importantly, our clients confirm this as well: For the quarter alone, we won six new BenefitConnect clients and six new PensionPath clients.  An example of our new client wins this quarter is a BenefitConnect implementation for ExpressJet.  Our pipeline confirms that we will begin growing in real terms next quarter and we are excited about our long-term prospects.

HCG

Next let’s turn to the Human Capital Group.  Revenues for the quarter were $14.6 million, up 26% from prior-year third-quarter revenues.  Revenues continue to be strong as we assist companies in dealing with issues around executive compensation, sales compensation and stock program changes under FAS 123.  Black & Decker, Frito-Lay and Oxford University Press are examples of new client wins this quarter.  We also continue to benefit from some of the government work that I discussed last quarter, which we are performing as a subcontractor to Northrop Grumman for the Department of Homeland Security.

International

Now the International segment.  Our International group had revenues of $22.2 million, essentially flat as compared to the prior-year third quarter.  Results were positive in most countries, but these results were offset by a decline of $1.6 million in Australia, due to the fact that we moved our pension administration work into a joint venture.  While revenues are expected to decline, margins should generally remain the same under this arrangement.  Margins in Asia Pacific have declined this quarter and will likely be lower in the fourth quarter, largely due exchange rates and some modest cost increases.

Other

Now before turning things over to Carl, let me give you an update on our business combination with Watson Wyatt LLP.  As you know, a few weeks ago we signed a definitive agreement to acquire the remaining 80% of the assets we do not already own.  We also just filed our preliminary   S-4 registration statement with the Securities and Exchange Commission.

The deal structure has not changed from what was originally discussed back in January.  We will be paying approximately $168.4 million in cash and issuing 11 million shares, of which 1.95 million will be contingent.  Of the non-contingent shares, approximately 4.3 million, or almost half, will be tradable at or shortly after the closing.  The remainder will be tradable in roughly equal installments on the first, second and third anniversaries of the closing.  The contingent shares will be paid after the second anniversary of the closing if certain financial performance standards are met and will be tradable on the fourth anniversary of the closing.

We have already been working very hard to prepare for the combination of the two companies and have established a number of teams to focus on integration and strategy.  Our next steps to finalize the transaction include completion of the SEC registration process, and obtaining approval from both Watson Wyatt’s stockholders and Watson Wyatt LLP’s voting members.  We will target a closing date as soon as possible after completion of our SEC review.  Now I’ll turn things over to Carl.

Carl Mautz

Thanks John and good morning.  First I will review the results for the quarter and our guidance for the rest of the fiscal year and then a look at the financials of our proposed transaction with Watson Wyatt LLP.

Revenues for the third quarter were $187.6 million, up 4% from prior-year third-quarter revenues of $180.7 million.  Growth was due to new retirement and health care clients, as well as modest growth from existing clients.  Additionally, our human capital group grew at 26% for the quarter largely due to continued demand for compensation consulting.  Finally, reimbursable expenses were higher than the prior-year third quarter.

These increases were partially offset by a decline in revenues for our Technology Solutions Group.  Let me remind you again about the change we made in our business model and the impact on our financials.   In the fourth quarter of 2004 we began offering our clients the option to provide implementation and hosting of our products over multi-year contracts.  Therefore, consulting time spent on the implementation of our offerings is recognized once the ongoing service begins.  We also capitalize the salary expense related to implementation and amortize that expense over the life of the contract beginning after implementation.  Since this change occurred in the fourth quarter of 2004, next quarter will be the first quarter in which we will be using comparable accounting methods, and we expect revenue growth in the fourth quarter.

Salaries and benefits were $101.7 million, up $1.5 million over the prior-year third quarter.  The variance was largely due to an increase of $1.7 million in bonus expense, an increase of $2.0 million in base salaries, and an increase of $1.5 million in the 401K match.  These increases were offset by a decrease of $1.7 million in pension expense and a $2.1 million decrease in salaries related to the capitalization of expense for our Technology Solutions Group projects.

Professional and subcontracted services of $13.8 million were up almost $2.2 million.  This increase was largely related to higher reimbursable expenses.

Occupancy, communications and other expenses were down approximately $1.3 million, partially due to decreased rent expense.

General and administrative expenses were $18.8 million for the quarter, up $3.5 million over the prior-year third quarter.  The increase was due to increased insurance expense of $1.6 million and increased fees of $1.9 million related to legal expenses and compliance with Sarbanes-Oxley.

Income from affiliates was $889 thousand, down $1.4 million from the prior-year third quarter.  The decrease relates to a loss for the quarter of $1.3 million related to our captive insurance company, PCIC as compared to a gain of $500 thousand last quarter.

Other non-operating expense largely relates to two unusual items.  First, we have reached a legal settlement for $2.2 million related to a defunct joint venture in Germany.  And, second, in relation to our transaction with Watson Wyatt LLP, we entered into a foreign currency contract, which resulted in a $1.4 million gain.

You will also notice that the tax rate for the quarter was down significantly.  The tax rate will vary from quarter to quarter due to changes that occur each quarter — such as changes in the mix of income by country, tax law or other items.  As you may know, we are required to perform a quarterly estimate of full-year net income by country as well as a full evaluation of permanent differences that could move the tax rate.  Our rate for the year-to-date period declined to just over 39%.  We are still estimating approximately 40.5% for the full year.

There is one other item I would like to mention before moving on to the balance sheet.   You will note in our segment information that our segment margins for the quarter declined.  Our segment margins include allocations for general and administrative expenses, and any differences are reported in a reconciliation within our 10-Q quarterly filings.  Due to the fact that expenses were running higher than expected, segments did not reflect $5.5 million in general and administrative expenses on a year-to-date basis.  In order to more properly represent the margins for each segment, we did a catch-up allocation totaling approximately $5.5 million to the segments, all in this quarter.  This adjustment has no affect on the consolidated business; however, this quarter’s segment margins will look lower.  Overhead is fully allocated on a year-to-date basis.

Balance sheet

Regarding the balance sheet, you will see that we ended the quarter with a cash balance of $126.5 million after making a $10 million pension contribution and paying quarterly dividends of $2.4 million.

Collections on receivables were slower than usual, due to implementation of billing controls under Sarbanes-Oxley. We are working to improve that trend and are already seeing improvements and expect to be closer to normal levels by year-end.  Capital expenditures were $8.1 million in the quarter and we expect to spend $24 to $26 million for the year.

Outlook

Now I’ll discuss our outlook for the fourth quarter of fiscal 2005.  Total revenues are expected to grow 4 to 6%, resulting in a full year growth rate of 3 to 5%, up just slightly from our estimate last quarter.  Benefits growth is expected to be 3 to 5% for the quarter, resulting in 2 to 4% growth for the year.   This growth will be based on new client wins and modest increases in work for existing clients.

Our Technology Solutions Group is expected to experience real growth in the fourth quarter of 10 to 12% based on the current backlog.  This would result in a full-year net decline of 10 to 12%.  The Human Capital Group is expected to grow at the same rate as this quarter – 25% to 27% — as demand for executive compensation and government consulting continues.  This would result in total growth of 23 to 25% for the year for this practice.  Finally, the International segment is expected to be flat in the fourth quarter, largely due to the change in Australia that we discussed earlier.  Total international growth for the year is expected to be approximately 5 to 7%.

We expect operating expenses in the fourth quarter to remain at third quarter levels, but we do expect our tax rate to increase again, resulting in a fourth quarter earnings-per-share estimate of $0.43 to $0.45.  Full-year earnings-per-share guidance remains the same at $1.63 to $1.65.

Transaction Update

Now, let’s look at some details behind our proposed acquisition of Watson Wyatt LLP.  As you probably have seen in our S-4 filing, there will be a number of adjustments to make in order to understand the combined financials of the two companies going forward.   I would caution that we are still making estimates, and we expect to give clearer guidance in August.  However we would like to give you some guidance based on what we know at this time.

With regard to capital structure, we will likely borrow approximately $90 million and fund the remaining amount from our existing cash balance.   We expect to increase our credit facility to $200 million to accommodate the business.

Regarding our income statement, combined revenues without growth would be approximately $1.1 billion.  While the company has not completed its budget cycle, Watson Wyatt LLP is initially forecasting revenue growth of 5% to 7% for FY06, which would be in the range of £265 to £270 million.  Pre-tax margins after bonus, adjustments for compensation and U.S. GAAP are expected to be in the 9% to 10% range.

For the combined company, there will be some adjustments including an estimated $9 million in amortization of intangibles, elimination of our affiliate income of approximately $5 million a year, additional interest expense of $3 million per year related to our borrowings and finally, elimination of approximately $1.8 million a year in interest income since we will no longer have a significant cash balance.   The tax rate for the European business should be in the 32% to 34% range.

We continue to expect that the transaction will be modestly accretive going forward.  We plan to give you more detailed guidance in August as we finalize all the details of the transaction.

Now, I’ll turn things back over to John.

John Haley

Thanks, Carl.   Reflecting upon our results for the quarter, we feel we are very well positioned in all of our service lines, and we look forward to strengthening our global position with the acquisition.  During this quarter, it has been gratifying to see the market receptivity to our solutions and the revenue growth that comes with it.  We expect to finish the year with solid performance and continue this growth trend into fiscal 2006.

Now, I’ll take any questions you may have.

AFTER QUESTIONS

Thanks again for joining us.  We look forward to updating you in August for our results for the fourth quarter of fiscal 2005.

ADDITIONAL INFORMATION

This conference call was held on May 5, 2005. On May 4, 2005 Watson Wyatt & Company Holdings filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY VOTING OR INVESTMENT DECISION REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WATSON WYATT & COMPANY HOLDINGS, WATSON WYATT LLP AND THE PROPOSED TRANSACTION.  The proxy statement/prospectus and the other documents filed with Commission may be obtained free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the proxy statement/prospectus and the other documents filed by Watson Wyatt & Company Holdings with the Commission by requesting them in writing from Watson Wyatt & Company Holdings, 1717 H Street, NW, Washington, DC 20006 Attention: Investor Relations, or by telephone at 202-715-7000.

Watson Wyatt & Company Holdings and its directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt & Company Holdings.  A list of the names of those directors and executive officers and descriptions of their interests in Watson Wyatt & Company Holdings is contained in the proxy statement/prospectus, which constitutes a part of the registration statement on Form S-4 filed by Watson Wyatt & Company Holdings with the Commission, as amended from time to time.  Stockholders may obtain additional information about the interest of the directors and executive officers in the proposed transaction by reading the proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements conveying the expectations of Watson Wyatt & Company Holdings (the “company”) management as to future earnings, revenues, operations, business trends and other such items, based on plans, estimates and projections at the time the company makes the statements.  Forward looking statements involve inherent risks and uncertainties and the company cautions you that a number of important factors could cause actual results to differ materially from the results reflected in these forward-looking statements.

Such factors include risks and uncertainties specific to this transaction, including not limited to adverse effects on the market price of the company’s common stock and on the company’s operating results because of failure to complete the transaction (due to failure to obtain stockholder or regulatory approvals or to satisfy all of the other conditions to the transaction), failure by the parties to successfully integrate their respective businesses, processes and systems in a timely and cost-effective manner, significant transaction costs expected, unknown liabilities, the success of the company’s marketing, development and sales programs following the transaction, the company’s ability to maintain client relationships and attract new clients following the transaction, general economic and business conditions that affect the company following the transaction, the level of capital resources required for future acquisitions, the company’s ability to achieve cost reductions after the transaction; exposure to Watson Wyatt LLP liabilities that have not been expressly assumed; post-closing sales of the company’s common stock received by former Watson Wyatt LLP partners, and other economic, business, competitive and/or regulatory factors affecting the proposed transaction.

In addition to the factors mentioned above, factors relating to future financial operating results that could cause actual results to differ materially from those described herein include but are not limited to the company’s continued ability to recruit and retain qualified associates; outcomes of litigation; the ability of the company to obtain professional liability insurance; a significant decrease in the demand for the consulting services we offer as a result of changing economic conditions or other factors; foreign currency and interest rate fluctuations; actions by competitors offering human resources consulting services, including public accounting and consulting firms, technology consulting firms and internet/intranet development firms; regulatory, legislative and technological developments that may affect the demand for or costs of our services; declines in demand for our services as a result of increased use of defined contribution plans rather than defined benefit plans; and other factors discussed under “Risk factors” in the company’s Annual Report on Form 10-K dated August 17, 2004, and the registration statement on Form S-4 filed on May 4, 2005, as amended from time to time, both of which are on file with the SEC.

These statements are based on assumptions that may not come true.  All forward-looking disclosure is speculative by its nature, and investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof.  The Company undertakes no obligation to update any of the forward-looking information included in this report, whether as a result of new information, future events, changed expectations or otherwise.